Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LiquidPiston, Inc.
1292a Blue Hills Avenue
Bloomfield, CT 06002
https://liquidpiston.com/

Up to $4,999,981.50 in Common Stock at $13.50
Minimum Target Amount: $999,985.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LiquidPiston, Inc.
Address: 1292a Blue Hills Avenue, Bloomfield, CT 06002
State of Incorporation: DE
Date Incorporated: June 21, 2004

Terms:

Equity

Offering Minimum: $999,985.50 | 74,073 shares of Common Stock
Offering Maximum: $4,999,981.50 | 370,369 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.50
Minimum Investment Amount (per investor): $1,012.50

Voting Rights of Securities Sold in this Offering

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. Maximum Bonus shares contain a cap. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird: Receive 15% bonus shares when you invest within the first 72 hours of launch

First Week Bonus: Receive 10% bonus shares when you invest within the first 7 days of launch

First Two Weeks Bonus: Receive 5% bonus shares when you invest within the first 14 days of launch

Amount-Based Perks

Tier 1 | $2,000

Invest $2,000+ and receive LPI branded shirt

Tier 2 | $5,000+

Invest $5,000+ and receive LPI branded shirt & 5% bonus shares

Tier 3 | $10,000+

Invest $10,000+ and receive LPI branded t-shirt & 10% bonus shares

Tier 4 | $25,000+

Invest $25,000+ and receive LPI branded t-shirt & 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LiquidPiston will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $13.50 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $1,350.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus, subject to the cap as outlined below.

Maximum Bonus Share Cap

The maximum number of shares offered in this offering may be increased as a result of bonus shares issued pursuant to the incentive programs described below.

Bonus shares offered by the Company (i.e., time-based and amount-based and Venture Club bonuses combined) are capped at a maximum of 15% of the shares purchased in a single investment.

The Company and its Business

Company Overview

Company Overview

LiquidPiston's mission is to develop lightweight, efficient engines and hybrid power solutions, based on optimized thermodynamics & rotary engine technology, to enhance mobility and reduce GHG emissions. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. We anticipate that for many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient at small scale (below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we are developing an optimized thermodynamic cycle, as the thermodynamic cycles used by existing piston and rotary intermittent combustion engines haven't fundamentally changed in over 100 years. When we rethink the cycle, we also must rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-EngineTM architecture, which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on reducing fossil fuel usage and CO2 production as any other single technology initiative that we are currently aware of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). "Clean" renewable fuels include, for example, hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., portable electric generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

Business Model

We consider ourselves a technology company, developer and licensor of engine and power solutions; we are not a volume engine manufacturer. Rather, we plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1. Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) professional services basis;

2. License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.

3. The technology may be scalable up to 1000 HP+, enabling LiquidPiston and our partners to serve markets from portable electric power generators to Range-extended Electric Vehicles (REVs) to helicopters.

4. Continue to innovate the core engine technology platform. LiquidPiston currently has 113 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.

5. Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops augmented by our in-house machine shop to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Intellectual Property and Technology

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture, resulting in improved power density and fuel efficiency. The X-EngineTM's two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-EngineTM extremely simple and elegant.

Our technology and product development builds on years of prior research and advanced development, with more than $100 million (including self-funded as well as government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 113 US and international patents issued and pending and a rich innovation pipeline.

The result is our X-Engine rotary engine platform architecture. Compared to piston engines, the rotary X-Engine can be up to 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the heavy-fuel and multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI's mission to increase fuel efficiency and develop optimized hybrid electric power systems. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in legacy engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today.

Technology status: The Company has developed various early prototypes of different types of rotary engines that have the potential to operate on the High-efficiency hybrid cycle (HEHC). Today, the Company is focusing development on the "XTS-210TM" engine, a 210cc 2-stroke supercharged variant of the X-Engine, as well as the larger 4-stroke engine design that is being developed for larger horsepower applications.

Technology use proof points achieved to-date or in development include:

30kW "X-4TM" - 750 cc (250 cc / chamber), Compression-Ignited (Diesel or Jet – A fueled) naturally aspirated X-Engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.

3kW "X- MiniTM" - · 70cc Spark-Ignited (SI) multi-fuel capable X-Engine, demonstrated to run on Diesel, Jet Fuel, kerosene, gasoline, propane, hydrogen, (and yes, even vodka). TRL 6 (running out of the lab). Application demonstrators: 1.5kW Compact Artillery Power System (CAPS) generator funded by and delivered to US Army, Go-Kart and scooter land vehicle propulsion, Hybrid-electric Group 2 Uncrewed Aerial System (UAS) using jet fuel.

19kW "XTS-210TM" - 210 cc (70 cc / chamber) Spark-Ignited multi-fuel capable (but tuned especially for heavy-fuel) 25-horsepower, two-stroke, supercharged, liquid-cooled X-Engine. TRL 6 (running out of the lab environment). Application Demonstrators: 10kW compact portable genset, Designed to conform to military specs, 66% smaller than currently deployed

AMMPS MEP-1040 10 kW genset, 10kW Auxiliary Power Unit (APU) for Army mobile command post truck, Land vehicle (Details not yet publicly announced), Hybrid-electric eVTOL UAS using jet fuel.

"New" larger X-Engine - Larger X-Engine core, TRL 4 lab demo; Details not yet publicly announced. Initial Application: Lightweight, portable, modular and scalable heavy-fueled Rotary Engine Hybrid Power System (REHPSTM). This larger engine and initial REHPS power system are being developed with the support of a US AirForce STRATFI contract announced in late 2023. https://www.globenewswire.com/news-release/2023/10/05/2755430/0/en/LIQUIDPISTON-Hybrid-Power-System-Technology-Awarded-35M-U-S-Air-Force-Contract.html

Litigation

As of February 28, 2026, the Company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Competitors and Industry

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, UAS direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density and multi-fuel capability will make our engine an ideal fit for that application.

The market for combustion engines has many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include portable ground electric power generation for military, industrial/commercial, and consumer applications; aviation auxiliary power units (APUs) for fixed wing aircraft, rotorcraft, and large UAVs in both military and commercial sectors; direct and hybrid propulsion for UAVs in military and commercial markets; vehicle range extender units for serial hybrid propulsion across ground, air, and marine vehicles for both military and commercial use; powered equipment and tools such as lawn and garden equipment; and combined heat and power units for residential and small commercial applications.

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and high value and therefore are a great fit with LiquidPiston's value proposition of high-power density and heavy fuel capability. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our future licensed manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

The U.S. military is an initial customer and market for our engines. Beyond being a potential future customer, the U.S. Department of War (DoW) has invested significantly in the technology through various Small Business Innovation Research (SBIR) and other technology development contracts to develop and test engines and hybrid electric power systems for portable electric generators, Uncrewed Aerial Vehicles (UAVs) and multiple other potential applications providing operational energy in contested logistics environments. As of December 31, 2025, LiquidPiston has already completed multiple contracts with the U.S. Army and Air Force with combined efforts totaling approximately $20 million. In October 2023, the Company announced the award of a U.S. Air Force STRATFI contract with a total program ceiling value of approximately $35 million to support development of a new larger engine and hybrid power system. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. As of December 2025, the Company has recognized approximately $16 million in revenue under this contract. In Q3 2025 the Company was also awarded an Army SBIR CATALYST program contract to develop a Compact Mobile Command Post Auxiliary Power Unit (CMCP APU). The CATALYST contract began with a one-year $1 million Base Phase contract starting July 2025 and provides for potential $7M in matching SBIR funding in a follow-on Enhancement Phase (requires additional $7M in matching funding, including from another Army source as well as private funding). The CMCP APU is intended to support the U.S. Army's Mobile and Survivable Command Post (MASCP) initiative under the Army's Next Generation Command & Control (NGC2) initiative. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines or licensing the engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars.

But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAS propulsion.

We are currently focused on non-automotive markets requiring much smaller engines, with lower development expense and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications. Recent automotive market trends indicate a rapidly growing demand for hybrid electric vehicles.

Current Stage and Roadmap

The Team

Officers and Directors

Name: Alexander Shkolnik

Alexander Shkolnik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Treasurer, Secretary, Board Member
  Dates of Service: January, 2011 - Present
  Responsibilities: Mr. Shkolnik is the President and CEO of the company. In his role he manages day to day leadership, finances, and strategy for the business. Mr. Shkolnik co-founded the company in 2004 and became a full time employee in 2011.

Name: Per Suneby

Per Suneby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: SVP, Corporate Development and Board Member
  Dates of Service: May, 2016 - Present
  Responsibilities: Mr. Suneby leads business development and strategic partnering efforts. Also oversees corporate marketing. Per served as a board member and as a part-time consultant between 2016 - January 2025. In January 2025, Per joined the company full-time.

Other business experience in the past three years:

- Employer: ZoneFlow Reactor Technologies
  Title: Director, Corporate Development
  Dates of Service: October, 2021 - September, 2024
  Responsibilities: Business development and supporting fundraising. Part time role

Other business experience in the past three years:

- Employer: Sternhill Associates, LLC
  Title: Managing Director
  Dates of Service: July, 2015 - Present
  Responsibilities: Advisory & Board roles with selected startup companies

Name: Nikolay Shkolnik

Nikolay Shkolnik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP, CTO, Co-Founder, Board Member
  Dates of Service: June, 2004 - Present
  Responsibilities: Co-Founder, Co-inventor of technology. Currently leading a Skunkworks Group, which works on engines of the future.

Name: Vincenzo Perrone

Vincenzo Perrone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President
  Dates of Service: September, 2023 - Present
  Responsibilities: Vincenzo Perrone leads LiquidPiston's engineering organization, encompassing engine design, power system and electrical design, testing and certification operations.

Other business experience in the past three years:

- Employer: Kohler Co.
  Title: President, Engines
  Dates of Service: May, 2014 - February, 2025
  Responsibilities: Full P&L responsibility for the Global Engines Business Unit

Other business experience in the past three years:

- Employer: BCS S.p.A.
  Title: President, Engines
  Dates of Service: May, 2014 - February, 2025
  Responsibilities: Full P&L responsibility for the Global Engines Business Unit

Name: Peter Hartman

Peter Hartman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Operations
  Dates of Service: October, 2025 - Present
  Responsibilities: Accountable for Operations including Procurement, HR, IT, Legal, Finance, Administration, Facilities, Machine Shop, and Engine Build

Other business experience in the past three years:

- Employer: LiquidPiston, Inc.
  Title: VP of Engineering & Consultant
  Dates of Service: March, 2023 - October, 2025
  Responsibilities: Mr. Hartman was the VP of Engineering for LiquidPiston between March 2023 and May 2024, then became a consultant for LiquidPiston May 2024 through October 2025 prior to re-joining the company full-time.

Name: Mark Michael Little

Mark Michael Little's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2026 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Infinite Cooling
  Title: Board Member
  Dates of Service: April, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Alsym
  Title: Board Member
  Dates of Service: March, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Climate Investments
  Title: Advisor
  Dates of Service: December, 2022 - Present
  Responsibilities: Advisor to CEO and Board Chair

Other business experience in the past three years:

- Employer: Material Impact Fund
  Title: Operating Partner
  Dates of Service: December, 2016 - October, 2025
  Responsibilities: Engagement in fund portfolio copanies and advice to GPs.

Other business experience in the past three years:

- Employer: Agzen
  Title: Board Member
  Dates of Service: January, 2022 - February, 2025
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Amber
  Title: Advisor
  Dates of Service: February, 2026 - Present
  Responsibilities: Advise CEO and COO. Help raise funds.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We are an early-stage company and have not generated significant profits.
Although our audited financial statements do not include an explicit going concern opinion on our financial statements, the Company may not be able to succeed as a business without additional financing. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. In the fiscal years following the year ended December 31, 2022, we posted mixed results with regards to operating profit and cash flow from operations The Company's current operating plan indicates that it will likely continue to operate with mixed results given ongoing expenditures, completion of its current ongoing research and development activities, and the acquisition of new contracts. While the Company has recently signed several agreements / contracts with the Government, revenue from these programs is based on milestone execution, and there is no guarantee that the company will fulfill these milestones, nor to fulfill these milestones without exceeding the value the contract, i.e. we may incur a loss to fulfill the obligations of the agreements. There is also no guarantee of future revenue, and our business model anticipates additional government funding or fundraising proceeds.

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.
The Company is in development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We

will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We operate in a highly competitive market against businesses that are more established.
We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the combustion engine market is generally conservative, and LiquidPiston seeks to enter the market through partnerships with manufacturers and system integrators. There are significant barriers to entry for a new combustion engine to be introduced to the market, as it takes significant time, funding, and requires compliance with regulations and customer demands. Our strategy of focusing initially on low volume applications, as well as partnering, is expected to reduce the funding required as we will rely on partners that have the sales, distributions, manufacturing, and service capabilities that we can leverage. Such an approach has a risk that partners may be conservative and unwilling to be an early adopter of a new technology.

We may never have an operational product or service.
It is possible that there may never be a commercially operational X-Engine or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured prototypes for our X-Engines. Delays or cost overruns in the development of our X-Engines and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. The mature engine may not be as efficient, powerful, light, cost-effective, reliable or durable as initially projected or as required by the market. The engine may fail to meet environmental operability or other qualification standards for insertion into an application. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve our sales projections.
Our growth projections are based on the assumptions that our engine technology can be successfully industrialized, manufactured, sold and supported. We assume that we will be successful in developing partnerships that will financially support the development of engines for their application markets and industrialize, manufacture and support commercial engines on a contract manufacturing or license basis. It is possible that our engines will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We cannot assure you that we will effectively manage our growth.
The scope and complexity of our business and our employee headcount have increased and we expect will continue to increase for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with multiple users, distributors, vendors, and other third parties. In the event of continued growth of the Company's operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

The loss of one or more of LiquidPiston's key personnel, or LiquidPiston's failure to attract and retain other highly qualified personnel in the future, could harm our business.
LiquidPiston currently depends on the continued services and performance of key members of its management team. The loss of key personnel could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our costs may grow more quickly than our revenues, harming our business and profitability.
Delivering LiquidPiston's products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate

and our investments to make the business more efficient may not be successful. In addition, LiquidPiston may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, systems integration specialists and other partners we may rely on for commercializing our engine such as public relations and marketing, and distribution firms. There are many available providers of public relations, marketing and services which are used by many firms as a normal mode of operations and we do not expect any significant risks to the Company from either the availability or performance of such service providers. Quality and timeliness of machine shops and parts suppliers is critical to our ability to build prototypes for development, internal testing, and customers as well as low quantities of commercial products supplied directly by LiquidPiston to those customers. For larger quantities of commercial products, our plan is to use manufacturing licenses and contract manufacturers with whom formal contracts have yet to be negotiated. For distribution of larger quantities of engines, we intend to use the manufacturing licenses, systems integrators, and OEMs. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Commercialization Risk.
LiquidPiston develops engines and fuel-to-power conversion systems. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s. If partners do not take on this capital- intensive initiative, the Company would require significant additional financing to bring the engines to market.

We depend on large industrial partners.
The Company's strategy is based on providing engineering services and technology licenses to established companies that can manufacture engines, integrate engines in systems that require engines, and distribute and support the engines and systems. We may not be able to consummate such strategic partnering agreements with supply chain and go-to-market partners, which could seriously limit or delay our revenue growth and profitability.

As a growing company, we have to develop effective financial and operational processes and controls.
Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action, and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

We have existing patents that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. LiquidPiston has 113 patents (US and International), granted and pending. Additionally, the Company owns 16 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the Company is our intellectual property portfolio. The Company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable.
The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Although the Company focuses on broad IP development and uses a leading IP law firm as part of its robust process, intellectual property is a complex field of law subject to significant uncertainties. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that

the Company's value may be materially and adversely impacted. This could also impair LiquidPiston's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company's ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, trademark and copyright litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to develop and sell our product or services is dependent on US and international government regulations which can be subject to change at any time.
Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency's (EPA) and equivalent agencies in other countries. For certain applications (e.g., Aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain product which may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of product or service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products or services into selected markets and your investment in the Company may be negatively affected.

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in LiquidPiston is likely to continue to be diluted.
The Company might not sell enough securities in its offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even though we sold all the shares of Common Stock in our last offering, the Company will possibly need to raise more funding in the future, and if it cannot get them, we may fail. LiquidPiston may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of existing investors.

The Company is controlled by its founders.
The Company's founders, Alexander Shkolnik and Nikolay Shkolnik, together currently hold a majority of the Company's Common Stock. In addition, the Company's CEO holds an irrevocable proxy granted to him by investors who purchased securities in the Company's Regulation Crowdfunding offerings, in private placements of Common Stock and convertible securities and in the Company's Regulation A Offerings. As a result, investors do not have the ability to control or influence a vote of the stockholders and the Company's founders continue to retain the vast majority of voting control.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.
The subscription agreement that investors executed in connection with our offerings grants an irrevocable proxy to the Company's CEO to vote their shares of Common Stock, should investors become direct holders of the Company's Common Stock, and any other securities of the Company that they may acquire on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy.

Your ability to transfer your shares may be limited.
Securities purchased in this offering are subject to transfer restrictions under Regulation Crowdfunding and generally may not be transferred for one year after purchase except in limited circumstances permitted under applicable securities laws. In addition, the subscription agreement for this offering contains a "lock-up" or "market stand-off" provision that may restrict your ability to sell, transfer, or otherwise dispose of your shares in connection with a future initial public offering of the Company's securities. If the Company conducts an IPO, investors may be required to agree not to sell or otherwise transfer their shares for a period specified by the Company and the managing underwriter, which may be up to 180 days following the IPO. As a result, investors may be unable to sell their shares during this period even if a public market for the Company's securities exists.

By purchasing shares in an offering, an investor agreed to waive certain inspection rights set forth Section 220 of the General Corporation Law of Delaware, which limits such investor's ability to obtain certain corporate information from us.
Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. Section 18-305 of the Delaware Limited Liability Company Act allows members of a limited liability company a similar right. The Company's bylaws contain a waiver of inspection rights, and the subscription agreement that investors will sign contains a waiver of inspection rights under both the General Corporation

Law of Delaware and the Delaware Limited Liability Company Act. By purchasing securities in an offering, investors agreed to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation Crowdfunding, such waiver will limit an investor's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor's investment in our securities.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
As we have already reached our target amount, we may request that the intermediary instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

No guarantee of return on investment.
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Investment Process." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.
If you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our stock for you (and many brokers refuse to hold securities issued under Regulation Crowdfunding) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Any valuation is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited and your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information bi-annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance.

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors such as angel investors or venture capital firms. Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed.
The Company is offering Common Stock in the amount of up to $4,999,981.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product.
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Force majeure events.
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our revenue is currently highly concentrated in U.S. Government customers.
To date, a substantial portion of our revenue has been derived from contracts with agencies of the U.S. Government, including the U.S. Army and the U.S. Air Force. As a result, our revenue is highly concentrated among a small number of customers. The loss, reduction, delay, or non-renewal of one or more of these government contracts could materially and adversely affect our business, financial condition, and operating results. In addition, U.S. Government spending priorities are subject to change due to political, budgetary, or policy considerations. Changes in defense budgets, shifts in government priorities, delays in appropriations, or changes in procurement policies could reduce demand for our services and technologies. If we are unable to diversify our customer base or replace government revenue with commercial revenue, our business could be materially harmed.

Government contracts may be terminated, delayed, or reduced in scope.
Contracts with U.S. Government agencies are often subject to unique risks. Government contracts frequently contain provisions that allow the government to unilaterally terminate the contract for convenience, reduce the scope of work, or delay performance. If a contract is terminated for convenience, we may only be entitled to recover costs incurred and a portion of the expected profit, if any, and we may not realize the full anticipated revenue from such contract. Furthermore, certain government contracts are subject to the availability of appropriated funds and may not proceed unless and until funding is allocated. Even if a contract has been announced or awarded, work may not commence or may be delayed pending funding or milestone approvals. Any termination, delay, or reduction in scope of our government contracts could materially and adversely affect our financial condition and results of operations.

Fixed-price contracts and cost overruns could negatively impact our results.
Some of our contracts are structured as fixed-price agreements. Under fixed-price arrangements, we bear the risk that the actual costs of performance may exceed our original estimates. If we underestimate the cost, complexity, or technical challenges associated with a project, we may experience cost overruns that reduce or eliminate our expected margins, or result in losses. Our development efforts involve advanced engineering, research, and prototyping activities that are inherently uncertain. Unanticipated technical difficulties, design modifications, supply chain disruptions, or labor cost increases could cause projects to exceed budgeted costs. Any significant cost overruns on one or more contracts could materially and adversely affect our operating results and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alexander Shkolnik (Alexander is the co-founder and CEO of LiquidPiston. The number of Common Stock shown in this table represents shares whose voting power is controlled by the CEO. Such shares include those held by: Alexander Shkolnik as well as family trusts (8,726,997 shares), as well as shares that the CEO controls via Voting Proxy (8,868,942 shares).)	17,592,939	Common Stock	89.81%
Colle Capital Partners	22,506	Series Seed-1 Preferred Stock	1.1%
David Cohen	45,012	Series Seed-1 Preferred Stock	2.21%
Henry Zachs	9,739	Series Seed-1 Preferred Stock	0.48%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 370,369 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 19,593,031 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Additionally, the Company has issued stock options, RSUs and warrants for 1,610,450 shares. On a fully diluted basis—including common stock issued, preferred stock convertible into common, and other potential shares—the total share count is 22,026,061.

Voting Rights of Securities Sold in this Offering - Voting Proxy

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Distribution rights and preferences in the event of liquidation, dissolution, or winding up of the Corporation, subject to the liquidation preferences of the Preferred Stock.

Right to receive dividends if declared by the Board of Directors.

Lock-Up Restrictions. In connection with a future initial public offering ("IPO"), stockholders of the Company may be subject to a lock-up agreement requested by the managing underwriter. Such lock-up could restrict the sale or transfer of shares for up to 180 days (or such longer period as required to comply with applicable regulatory restrictions) following the effectiveness of the IPO registration statement. These restrictions would apply only in connection with an IPO and would not otherwise restrict transfers outside of that context.

Preferred Stock

The amount of security authorized is 112,860 with a total of 0 outstanding.

Voting Rights

To be determined by the Board if and when preferred stock is issued.

Material Rights

The amount of Preferred Stock authorized above represents the amount of authorized Preferred Stock yet to be designated. This undesignated Preferred Stock is subject to future designation as determined by the Board.

Series Seed-1 Preferred Stock

The amount of security authorized is 82,258 with a total of 82,258 outstanding.

Voting Rights

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Common Stock
  Final amount sold: $10,324,902.00
  Use of proceeds: General operations
  Date: September 01, 2023
  Offering exemption relied upon: Regulation A+

- Type of security sold: Common Stock
  Final amount sold: $14,476,307.00
  Use of proceeds: General operations
  Date: December 01, 2023
  Offering exemption relied upon: Regulation A+

- Type of security sold: Common Stock
  Final amount sold: $2,026,737.00
  Use of proceeds: General operations
  Date: September 01, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: Common Stock
  Final amount sold: $2,780,171.00
  Use of proceeds: General operations
  Date: December 01, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: Common Stock
  Final amount sold: $500,008.50
  Use of proceeds: General operations
  Date: March 09, 2026
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended September 30, 2025, compared to Year ended September 30, 2024.

The Company generated revenues totaling $10,688,298 and $9,182,407 for the years ended September 30, 2025 and September 30, 2024, respectively. Booked revenue increased in 2025 compared to 2024 as work progressed on our new government funded contracts. Cost of revenue increased from $7,069,226 to $7,488,342 for the years ended September 30, 2024 and 2025, respectively. Cost of revenue consists of engineering and machining labor, benefits and payroll tax expenses, material costs, and subcontract costs and overhead associated with contracts. Contracts in 2025 involved more labor and subcontractors than in the previous year, therefore, some costs as a percentage of billing (allowable under contract) increased in 2025.

Operating expenses consist of research and development expenses and general and administrative expenses. Research and development expenses totaled $2,597,467 and $2,669,166 for the years ended September 30, 2025 and 2024, respectively, a decrease of $101,699, as the Company deployed its skilled engineers and machinists in fulfilling the government contracts. Research and development payroll remained consistent between the two years while the overall decrease in research and development spending was due to a decrease in spending of approximately $18,000 in travel for consultants, $14,000 in generic software and the balance of the reduction was due to lower costs in the internal machine shop General and Administrative expense totaled $3,164,253 and $2,387,796 for the years ended September 30, 2025 and 2024, respectively. Overall spending increased specifically in administrative payroll, taxes and benefits ($355,080), facilities ($93,008) and professional fees ($323,711).

The Company's expenses in 2025 included a staff of 53 full time, primarily technical employees (mostly engineers, three full time CNC machinists, welder, six technicians, an office director, office manager, HR specialist, two administrative assistants, IT engineer, electrician, interns, and Company management including CEO, CTO, SVP of Corporate Development, VP of Operations, two Chief Engineers, and two Program Managers). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

For the years ended September 30, 2025 and 2024 other income totaled $1,274,778 and $1,421,575, respectively. This decrease was due entirely to reductions in interest rates on our holdings in US Treasury Bills and other interest-bearing accounts, which increased from $26,238,160 on September 30, 2024 to $29,198,361 on September 30, 2025.

As a result of the foregoing, our net loss was $1,292,080 for the year ended September 30, 2025 compared to a loss of $1,524,066 for the year ended September 30, 2024.

Historical results and cash flows:

The Company is currently in the research and development stage and revenue generating. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. In the fiscal years following the year ended December 31, 2022, we posted mixed results with regards to operating profit and cash flow from operations. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2026, the Company held approximately $25 million in capital resources, consisting primarily of cash, cash equivalents, and marketable securities held in company accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important to our company operations. These funds are required to support our research and development initiatives, working capital needs, and the development of our next-generation engine prototypes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are important to the viability of the Company. Of the total funds that our Company has, the funds raised from the crowdfunding campaign will supplement our existing cash reserves and support our growth initiatives.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $999,985.50, with our current cash balance we anticipate the Company will be able to operate for 2-3 years years or longer depending on professional services and other revenue from the DoW and other potential customers. This is based on a current monthly burn rate of approximately $1,200,000 for expenses related to salaries, research and development, facilities, and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,999,981.50, with our current cash balance we anticipate the Company will be able to operate for approximately 2-3 additional years or longer depending on professional services and other revenue from the DoW and other potential customers. This is based on a projected monthly burn rate of approximately $1,200,000, for expenses related to salaries, research and development, facilities, and administrative costs, with additional allocation toward accelerating prototype development and commercialization efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential government contracts and grants from the U.S. Department of Defense, additional equity financing rounds, and potential licensing agreements with manufacturing partners. The Company is pursuing additional government development funding as part of its ongoing business strategy.

Indebtedness

- Creditor: U.S. Small Business Administration (SBA)
  Amount Owed: $137,529.00
  Interest Rate: 3.75%
  Maturity Date: June 10, 2050
  This debt is collateralized with Company assets. Repayment began in July 2021 with a 30-year term.

Related Party Transactions

- Name of Entity: LiquidPiston 2024 Reg CF SPV, LLC
  Names of 20% owners: Multiple crowdfunding investors
  Relationship to Company: Variable Interest Entity created to aggregate new shareholders in LiquidPiston
  Nature / amount of interest in the transaction: Holds investment in LiquidPiston Common Stock acquired through crowdfunding
  Material Terms: LiquidPiston is responsible for paying 100% of the operating costs of the entity. Investors contribute money through a crowdfunding platform, funds held in escrow.

- Name of Entity: LiquidPiston Real Estate, LLC
  Names of 20% owners: LiquidPiston, Inc. (100% owner)
  Relationship to Company: Single member LLC created February 28, 2025
  Nature / amount of interest in the transaction: Owns real estate at 980 South Street, Suffield, Connecticut
  Material Terms: LiquidPiston leases this facility from LiquidPiston Real Estate, LLC on a month-to-month basis. Once the building is fully adapted to LiquidPiston's needs, the Company plans to move its operations from its current facility in Bloomfield, Connecticut.

Valuation

Pre-Money Valuation: $297,351,823.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $999,985.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Army Program Development
  87.0%
  87% of proceeds up to $3.5M will be allocated toward the development and maturation of compact mobile command post auxiliary power units and related systems under the Army's Mobile and Survivable Command Post (MASCP) initiative. The Company was awarded a one-year $1 million Base Phase Army SBIR CATALYST program contract in July 2027, with potential for up to $7 million in additional matching SBIR funding in a follow-on enhancement phase. To maximize the SBIR matching funding requires the commitment of at least $3.5 million of Army non-SBIR funding and $3.5 million in private funding, including in-kind and financial funding from an Industrial Integrator Partner. For the purposes of clarity, if the Company raises $3.5M in private funding but is only able to secure $2M in partner funding, the government would match $4M total. The Company is in discussions with several industrial firms regarding their potential participation in this Army APU development and demonstration project. The Army CATALYST program rules permit the use of new funding from 3rd party financial investors to complement the "in-kind" (eg, time and materials) investment committed by an industrial partner in a collaboration agreement with LiquidPiston. Therefore, 87% of this crowdfunding campaign's proceeds, up to $3.5M, will be allocated, if required, to provide the matching capital required to unlock additional Army SBIR program matching funding. Allocation will include specialized engineering and design work for military-specific applications, prototype development and field testing, compliance with military specifications and requirements, integration with Army systems, and technical documentation and certification activities. The Company may reallocate funds between categories if our officers believe it is in the best interests of the Company and the development of our business.

- Marketing Fees
  7.5%
  Fees related to marketing.

If we raise the over allotment amount of $4,999,981.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Build Out of New Headquarters and Laboratory Facilities
  17.0%
  Proceeds will be dedicated to the renovation, buildout, and optimization of our new headquarters and integrated laboratory and manufacturing facility located at 980 South Street, Suffield, Connecticut. In February 2025, the Company formed LiquidPiston Real Estate, LLC to acquire this facility. These funds will support buildout costs including design and engineering of the facility layout, construction and renovation to meet our operational and manufacturing requirements, procurement and installation of specialized test equipment and dynamometers, buildout of our in-house machine shop capabilities, environmental controls and safety systems, and facilities infrastructure. This new facility will consolidate our operations from the current Bloomfield facility and provide significantly enhanced laboratory, testing, and manufacturing capabilities to support increased production and commercialization activities.

- Marketing Fees
  7.5%
  Fees related to marketing.

- Army Program Development
  70.0%
  Proceeds will be allocated toward the development and maturation of compact mobile command post auxiliary power units and related systems under the Army's Mobile and Survivable Command Post (MASCP) initiative. The Company was awarded a one-year $1 million Base Phase Army SBIR CATALYST program contract in July 2027, with potential for up to $7 million in additional matching SBIR funding in a follow-on enhancement phase. To maximize the SBIR matching funding requires the commitment of at least $3.5 million of Army non-SBIR funding and $3.5 million in in-kind and financial funding from an Industrial Integrator Partner. For the purposes of clarity, if the Company raises $3.5M in private funding but is only able to secure $2M in partner funding, the government would match $4M total. The Company is in discussions with several industrial firms regarding their potential participation in this Army APU development and demonstration project. The Army CATALYST program rules permit the use of new funding from 3rd party financial investors to complement the "in-kind" (eg, time and materials) investment committed by an industrial partner in a collaboration agreement with LiquidPiston. Therefore, a significant portion of this crowdfunding

campaign's proceeds will be allocated, if required, to provide the matching capital required to unlock additional Army SBIR program matching funding. Allocation will include specialized engineering and design work for military-specific applications, prototype development and field testing, compliance with military specifications and requirements, integration with Army systems, and technical documentation and certification activities. The Company may reallocate funds between categories if our officers believe it is in the best interests of the Company and the development of our business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://liquidpiston.com/ (https://liquidpiston.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liquidpiston

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LiquidPiston, Inc.

[See attached]

LiquidPiston, Inc.

Consolidated Financial Statements

For the Years Ended
September 30, 2025 and 2024

LiquidPiston, Inc.
Table of Contents

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue
Bloomfield, CT 06002
(860) 243-3333
Fax: 726-1111

INDEPENDENT AUDITORS' REPORT

December 30, 2025

The Stockholders and Board of Directors
LiquidPiston, Inc.
Bloomfield, Connecticut

We have audited the accompanying financial statements of LiquidPiston, Inc. (a Delaware corporation), which comprise the balance sheets as of September 30, 2025 and 2024, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiquidPiston, Inc. as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LiquidPiston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LiquidPiston's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

LiquidPiston, Inc.
Consolidated Balance Sheets

	For the Years Ended September 30,	
	2025	2024
ASSETS		
Current Assets		
Cash and Equivalents	$ 30,153,080	$ 25,436,722
Restricted Cash	-	1,519,783
Accounts Receivable	619,261	1,094,165
Deferred Charges and Costs	2,344,035	2,949,184
Prepaid Expenses	197,017	256,003
Total Current Assets	33,313,393	31,255,857
Property and Equipment, Net of Accumulated Depreciation	2,092,485	681,749
Other Assets		
Patents, Less Accumulated Amortization	1,734,810	1,352,873
Land	537,907	-
Deposits	7,933	7,933
Total Other Assets	2,280,650	1,360,806
TOTAL ASSETS	**$ 37,686,528**	**$ 33,298,412**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 265,489	$ 144,102
Deferred Revenue	6,688,228	5,625,788
Current Portion of Lease Liability	104,240	95,842
Accrued Taxes and Expenses	58,095	113,885
Current Portion of Long Term Debt	3,498	3,370
Total Current Liabilities	7,119,550	5,982,987
Long Term Liabilities		
Notes Payable, Net of Current Portion	134,031	137,836
Lease Liability, Net of Current Portion	23,575	127,815
Total Long Term Liabilities	157,606	265,651
Total Liabilities	7,277,156	6,248,638
Stockholders' Equity		
Common Stock		
$0.00001 par value per share; 25,000,000 shares authorized and 19,524,862 and 19,075,826 issued and outstanding at September 30, 2025 and 2024, respectively.	685	243
Series Seed-1 Preferred Stock		
$0.00001 par value per share; 200,000 shares authorized; 82,258 shares issued and outstanding at September 30, 2025 and 2024, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	55,794,416	51,095,502
Treasury Stock	(47,677)	
Accumulated Deficit	(26,401,643)	(25,109,562)
Total Stockholders' Equity	30,409,372	27,049,774
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 37,686,528**	**$ 33,298,412**

The accompanying notes are an integral part of the financial statements.

LiquidPiston, Inc.
Consolidated Statements of Operations

	For the Years Ended September 30,	
	2025	2024
Revenue	$ 10,688,298	$ 9,182,407
Cost of Revenue	7,488,342	7,069,226
Gross Profit	3,199,956	2,113,181
Operating Expenses		
Research and Development	2,597,467	2,669,166
General and Administrative	3,164,253	2,387,796
Total Operating Expenses	5,761,720	5,056,962
Loss from Operations	(2,561,764)	(2,943,781)
Other Income (Expense)		
Interest and Other Income	1,274,778	1,421,575
Interest Expense	(5,095)	(1,860)
Total Other Income	1,269,683	1,419,715
Net Loss	$ (1,292,081)	$ (1,524,066)
Net Loss Per Common Share - Basic and Diluted	$ (0.07)	$ (0.08)
Weighted Average Number of Common Shares Outstanding	19,300,344	18,865,214

The accompanying notes are an integral part of the financial statements.

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2025 and 2024

	Common Stock		Series Seed-1 Preferred		Additional	Retained		Available
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Earnings (Deficit)	Net Equity	Options and RSU
Balance 9/30/23	17,715,054	$ 227	82,258	$ 1,063,591	$ 41,542,546	$ (23,585,496)	$ 19,020,870	577,510
Options and RSUs Issued								(57,000)
Options Forfeited								28,000
Options Exercised	6,500	2			2,695		2,697	
Stock Compensation					48,785		48,785	
Common Stock Offering	1,354,272	14			11,447,383		11,447,397	
Issuance Cost					(1,945,907)		(1,945,907)	
Net Loss						(1,524,066)	(1,524,066)	
Balance 9/30/24	19,075,826	243	82,258	1,063,591	51,095,502	(25,109,562)	27,049,776	548,510
Options and RSUs Issued								(137,000)
Options Forfeited								32,014
Options Exercised	9,800	10			881		891	
Stock Compensation					147,218		147,218	
Common Stock Offering	443,661	436			4,599,474		4,599,910	
Issuance Cost					(48,659)		(48,659)	
Treasury Stock	(4,425)	(4)					(47,677)	
Net Loss						(1,292,081)	(1,292,081)	
Balance 9/30/25	19,524,862	$ 685	82,258	$ 1,063,591	$ 55,794,416	$ (26,401,643)	$ 30,409,378	443,524

The accompanying notes are an integral part of the financial statements.

LiquidPiston, Inc.
Consolidated Statements of Cash Flows

	For the Years Ended September 30, 2025	2024
Operating Activities		
Net Loss	$ (1,292,081)	$ (1,524,066)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and Amortization	189,369	211,408
Stock Compensation	147,218	48,785
Lease Expense	96,354	90,434
Changes in Current Assets and Liabilities		
Accounts Receivable	474,904	132,445
Deferred Charges and Costs	605,149	(607,363)
Prepaid Expenses and Other	58,986	(167,041)
Deferred Revenue	1,062,440	4,587,319
Accounts Payable, Accrued Expenses and Other	65,568	51,128
Net Cash Provided by Operating Activities	1,407,907	2,823,049
Investing Activities		
Purchase of Property and Equipment	(2,220,130)	(246,892)
Purchase of Intangible Assets	(442,498)	(270,291)
Net Cash Used by Investing Activities	(2,662,628)	(517,183)
Financing Activities		
Proceeds from the Sale of Stock	4,550,815	9,552,971
Repayment of Lease Liability	(95,842)	(90,196)
Repayments of Long Term Debt	(3,677)	(7,643)
Net Cash Provided by Financing Activities	4,451,296	9,455,132
Net Increase in Cash	3,196,575	11,760,998
Cash and Equivalents - Beginning of Period	26,956,505	15,195,507
Cash and Equivalents - End of Period	$ 30,153,080	$ 26,956,505
Supplemental disclosure of Cash Flow Information		
Interest paid	$ 5,095	$ 1,860
Taxes paid	$ -	$ -

The accompanying notes are an integral part of the financial statements.

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $56,700,000 in net proceeds from the sale of both Common Stock and Preferred Stock.

The Company is subject to a number of risks similar to other technology-oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

After posting profits in the two fiscal years, the Company reported losses in the fiscal years ended September 30, 2025 and 2024. The losses are due primarily to cost overruns on a contract that the Company completed during the fiscal year ended September 30, 2025. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to be near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development projects and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

2. Summary of Significant Accounting Policies

Variable Interest Entity

On July 17, 2024, the Company executed into arrangement with a special purpose entity, LiquidPiston 2024 Reg CF SPV, LLC ("LPSPV"), formed to serve as a crowdfunding vehicle pursuant to Rule 39-9 under the Investment Company Act of 1940, as amended.

Management of the Company has determined that LPSPV is a variable interest entity and that the Company is the primary beneficiary of LPSPV because, based on its design, the Company has the power to direct the activities of LPSPV that most significantly impact LPSPV's economic performance.

2. Summary of Significant Accounting Policies (continued)

The Company has no ownership interest in LPSPV. The Company pays for all of the operating expenses of LPSPV. LPSPV acquires, holds and disposes of securities issued by the Company. Investors contribute money to LPSPV through a crowdfunding platform. These funds are held in an escrow account by the crowdfunding platform, which distributes the funds to the Company in exchange for the Company's stock. The only asset of LPSPV is the Investment in LiquidPiston, which is eliminated in consolidation. The LPSPV has no liabilities as September 30, 2025.

On February 28,2025 the Company created a single member LLC, LiquidPiston Real Estate, LLC. The Company was formed to purchase the building and land at 980 South Street, Suffield, Connecticut. Once the building is fully adapted to LiquidPiston's needs the Company plans to move its operations from its current facility in Bloomfield, Connecticut. The accompanying financial statements include the results of operations, assets and cash flows of LiquidPiston Real Estate, LLC. The LLC has no liabilities as of September 30, 2025.

Principles of Consolidation

The consolidated financial statements include the accounts of LiquidPiston, Inc. and LiquidPiston 2024 Reg CF SPV, LLC and LiquidPiston Real Estate, LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB"). As more fully described in Note 13, the Company with consent of the Board of Directors, changed its fiscal year end from December 31 to September 30.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of ninety (90) days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three (3) months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk with respect to the Company's cash and cash equivalent balances.

Major customers – 100% of the revenue earned for the years ended September 30, 2025 and 2024 was the result of contracts with the United States Army and the United States Air Force.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expenses; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over twenty (20) years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analysis test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed-price contracts. Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or incur a loss.

2. Summary of Significant Accounting Policies (continued)

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in any given period.

At the inception of a contract, the Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are subject to the Federal Acquisition Regulations ("FAR") and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the

2. Summary of Significant Accounting Policies (continued)

Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits for performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (“PBP”) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the years ended September 30, 2025 and 2024, was $137,249 and $135,716 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 8 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of September 30, 2025, and 2024, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC Topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject to time and performance based vesting conditions. The Company estimates the fair value of its stock-based awards using an average of the First Chicago option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends, and the Regulation A offering. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the years ended September 30, 2025 or 2024. The assets of the Company measured at fair value on a recurring basis as of September 30, 2025, and September 30, 2024 are summarized below:

Fair Value Measurements Using

	Level 1	*Level 2*	*Level 3*	*Total*
September 30, 2025 Assets:				
Cash and Cash Equivalents	$ 30,153,080	-	-	$ 30,153,080
Total Assets	$ 30,153,080	-	-	$ 30,153,080
September 30, 2024 Assets:				
Cash and Cash Equivalents	$ 26,956,505	-	-	$ 26,956,505
Total Assets	$ 26,956,505	-	-	$ 26,956,505

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

- Computer and office equipment 5-7 years
- Machinery 5-7 years
- Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases two (2) buildings. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide an implicit

2. Summary of Significant Accounting Policies (continued)

rate to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Restricted Cash

Restricted cash as of September 30, 2025 and 2024 consists of $0 and $1,519,783 respectively, held for the potential repurchase of Company stock, per the 2022 Regulation A Offering, as indicated in the corresponding Offering Circular.

3. Property and Equipment

Property and equipment consist of the following as of:

	September 30, 2025	September 30, 2024
Computer and Office Equipment	$ 263,923	$ 261,972
Machinery	1,423,208	1,205,959
Building	1,255,117	-
Vehicles	16,775	-
Right of Use Asset	420,080	420,080
Leasehold Improvements	109,602	66,702
Total Property and Equipment	$ 3,488,705	$ 1,954,713
Accumulated Depreciation	(1,396,220)	(1,272,964)
Property and Equipment, Net	$ 2,092,485	$ 681,749

4. Long Term Debt

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration ("SBA") for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment began twelve (12) months from the date of the promissory note. with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

4. Long Term Debt(continued)

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2026	$	3,498
2027	$	3,631
2028	$	3,770
2029	$	3,914
2030	$	4,062
Thereafter	$	118,654
	$	137,529

5. Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2025 and 2024, par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2025 and 2024, 19,526,942, and 8,488,132, respectively, shares of Common Stock issued have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

6. Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2025 and 2024.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

6. Series Seed-1 Preferred Stock (continued)

Dividends
The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation, dissolution or winding up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion
Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

7. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and, thereafter, in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten (10) years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the year ended September 30, 2025, zero (0) option awards were granted. During the year ended September 30, 2025, 32,014 stock options were forfeited, and 137,000 restricted stock units were granted. On September 30, 2025, 443,524 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $147,218 for the year ended September 30, 2025.

During the year ended September 30, 2024, zero (0) option awards were granted. During the year ended September 30, 2024, 57,000 restricted stock units were granted. On September 30, 2024, 548,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $48,785 for the year ended September 30, 2024.

7. Stock-Based Compensation(continued)

The following table summarizes the stock option and Restricted Stock Unit activity during the years:

Balance September 30, 2024	548,510
RSUs issued	(137,000)
Options forfeited	32,014
Balance September 30, 2025	443,524

8. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the years ended September 30, 2025 and 2024.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on September 30, 2025 and 2024 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company's 2024 Federal and State income tax returns have not been prepared. However, on September 30, 2024, the Company has approximately $22,626,381 of federal NOL carryforwards. As of September 30, 2024, the Company has generated approximately $1,200,123 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $127,207 of state research and development credits available to carry forward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

8. Income Taxes (continued)

A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of September 30, 2025 and 2024, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9. Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $8,336 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year ended September 30:	
2026	$104,240
2027	17,697
2028	0
2029	0
2030	0
Total	$121,937

10. Equity Issuances

For the year ended September 30, 2024, employees of the Company exercised stock options and the Company issued 32,450 shares for total proceeds of $2,697. Additionally, during 2024, as part of a stock offering, the Company issued 1,354,272 shares of its common stock and received proceeds before issuance costs of $11,447,397.

For the year ended September 30, 2025, employees of the Company exercised stock options, and the Company issued 9,800 shares for total proceeds of $891. Additionally, during 2025, as part of a stock offering, the Company issued 12,391 shares of its common stock and received proceeds of $125,010. In August of 2024 the Company started a Reg CF stock offering. During the year ended September 30, 2025 the Company issued 431,270 shares of its common stock and received proceeds before issuance of $4,599,474.

During the year ended September 30, 2025, the Company repurchased 4,425 shares from employees for $47,677. Further the Company cancelled 22,049 employee stock options and paid employees a total of $229,553.

11. Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	September 30, 2025	September 30, 2024
Interest paid	$ 5,095	$ 1,860
Income taxes paid	$ 64,595	$ 70,961
Non-cash financing transactions:		
Stock compensation issuance of stock	$ 147,218	$ 48,785

12. Leasing Arrangements

The Company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of twelve (12) months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Lease	Classification	2025	2024
Assets			
Finance	Buildings	$ 378,158	$ 378,158
Liabilities			
Current	Current portion of lease liabilities	$ 104,240	$ 95,842
Noncurrent			
Operating	Long term portion of lease liabilities	$ 23,575	$ 127,815

Finance lease assets are recorded net of accumulated amortization of $302,566 and $218,550 as of September 30, 2025, and 2024, respectively.

Lease Cost	Classification	2025	2024
Finance			
Asset amortization	Depreciation and Amortization	$ 95,842	$ 90,434
Interest on liability	Net interest expense	6,091	7,364
Net lease cost		$ 101,934	$ 97,798

12. Related Parties

LPSPV was formed in June 2024 to aggregate new shareholders in LiquidPiston. According to the operating agreement, LiquidPiston is responsible for paying 100% of the operating costs of the entity. During the year ended September 30, 2024, LiquidPiston paid legal fees of approximately $12,000 for the related party.

LiquidPiston Real Estate, LLC was formed in February 2025 to purchase the real estate at 980 Main Street in Suffield, CT. LiquidPiston leases this facility from LiquidPiston Real Estate, LLC on a month-to-month basis.

13. Government Shut Down

LiquidPiston Inc. is currently affected by the ongoing Government shutdown. Its contracts with the United States Army and Airforce are still ongoing, however, at the current time, the work for which the Company is billing the Government is not being paid. LiquidPiston believes it has sufficient liquid assets to meet its current obligations and expects that payments will resume when the Government re-opens.

14. Subsequent Events

The Company has evaluated subsequent events through December 30, 2025, the date on which the financial statements were available to be issued. Between September 30, 2025, and December 30, 2025, the Company did not note any additional subsequent events requiring recording or disclosure in the financial statements for the fiscal years ended September 30, 2025 and September 30, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

11 DAYS LEFT

Invest in LiquidPiston

The Multi-Fuel Engine Built for a Multi-Billion-Dollar Market

Founded by a visionary father and son duo, LiquidPiston is disrupting the 100+ year internal combustion engine industry with a patented rotary engine designed for defense, aerospace, and industrial markets. With crowdfunding support, millions in government contracts, and 110+ patents protecting their platform, they're inviting investors to join the next generatio...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


INVEST IN
THE REINVENTION OF THE INTERNAL COMBUSTION ENGINE
LiquidPiston
*This image is of the XTS210 engine prototype which is currently in development.

$1,655,892.56 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | **INVESTING FAQS**

REASONS TO INVEST

- **$50M+ Raised from almost 20,000 Investors**: After finding success across their 6 previous crowdfunding campaigns, including a Reg CF round that oversubscribed in just 9 hours, LiquidPiston is now open to public investors for the first time in over a year.

- **Trusted by the US Army and US Air Force**: The company has secured ~$65M in U.S. Department of War contracts, including a $35M USAF contract that came about since their last raise.

- [$400B Market] : Designed for defense, aerospace, and industrial power systems, and capable of running on diesel, jet fuel, biofuels, propane, and hydrogen, we believe LiquidPiston's engine is positioned to address global demand for compact, efficient power.

Get Equity
$13.50 Per Share

PREVIOUSLY CROWDFUNDED	
$51,152,481	
RAISED	INVESTORS
$1,655,892.56	599
MIN INVEST	VALUATION
$1,012.50	$297.35M

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Top 15 in amount raised last 72 hours

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TEAM



Alexander Shkolnik • President, CEO, Treasurer, Secretary, Board Member
- PhD in Computer Science / Artificial Intelligence from MIT

- Technical focus on leading teams in modeling dynamic systems, ...
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Nikolay Shkolnik • VP, CTO, Co-Founder, Board Member
- PhD in Physics from University of Connecticut (UConn)

- Former Clean Energy Program Director, GEN3...
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Per Suneby • SVP, Corporate Development and Board Member
- MBA, Harvard; BASc Electrical Engineering, U. British Columbia

- Seasoned Cleantech startup executive...
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THE OPPORTUNITY

Help Unlock up to $7M Army CATALYST Match Funding

Every $1 invested can help unlock up to $3 in non-dilutive Army funding.

Up to $3.5M of this raise can be matched by up to $7M in Army SBIR funding through the Army CATALYST program if the Company can acquire $3.5M in funding from a non-SBIR Army Transition Partner.*

One of the first 9 companies to ever be accepted into the new Army CATALYST program

CATALYST does not support speculative R&D, rather a focused government program to deliver field-ready technology

Protected by 110+ patents

This Reg CF will help us towards our government SBIR match goal

**There is no guarantee the Company will be able to secure funding from either a non-SBIR Army partner or the Army SBIR CATALYST program. However, the Company believes the Army Transition Partner (i.e. to support Army Next Generation Command and Control), may recognize this as a highly leveraged opportunity to help resolve a signature need established by the Army.*

THE PROBLEM & OUR SOLUTION

The Engine hasn't Changed in Over a Century. Until Now.

The problem is simple. Traditional engines are heavy, inefficient, and complex. Emerging technologies, including electric cars, urban aircraft, and drones, can't rely on old systems anymore. The world is moving toward better solutions, and demand is increasing for efficient power delivered in a compact package.

The solution is a new patented thermodynamic cycle. With this High Efficiency Hybrid Cycle (HEHC), years of advanced thermodynamic R&D and engineering, and expertise in advanced simulation & modeling, they're building deep tech with real IP protection – and they're already working on the next big thing in internal combustion. LiquidPiston's proprietary engine platform is protected by 110+ patents, backed by the U.S. government, and is poised to power systems for the next generation of mobility.


HIGH EFFICIENCY HYBRID CYCLE (HEHC)
PRESSURE
VOLUME

LiquidPiston's HEHC is a patented thermodynamic cycle that combines the advantages of Diesel, Otto and Atkinson thermodynamic cycles to improve on efficiency. The cycle incorporates high compression ratio, constant-volume combustion, and over-expansion.

LiquidPiston's patented rotary engine has only 2 primary moving parts. It has higher power density and efficiency that is ideal for defense, aerospace, and industrial markets, and its proven multi-fuel capability can help power the energy transition to low- and no-carbon fuels.


Multi-Fuel Engine Platform
Biofuels
Jet Fuel (JP-8)
Propane
Diesel
H
Hydrogen

The patented X-Engine solves the many challenges of the old Wankel rotary, including cooling, sealing, lubrication, emissions and efficiency. The X-Engine is extremely compact and lightweight, with just two moving parts.


X-ENGINE VS. WANKEL
Our patented X-Engine solves the problems of the rotary engine without sacrificing the benefits.
Wankel
X-Engine

With over 110 patents granted and pending, and support from the US Department of War, the LiquidPiston engine platform is now ready to complete industrialization and scale for commercialization and licensing.

THE MARKET & OUR TRACTION

Backed by $115M+ in Capital & Contracts

LiquidPiston aims to provide a solution to address the needs of the **$400B internal combustion engine market**. With a focus on defense, aerospace, and industrial power systems, the company is currently expanding its licensing across all of those markets. Ultimately this technology could have applications in marine, UAV, urban mobility, and automotive markets as well.


$400B
Internal combustion engine market
OUR MARKET
MARINE
UAV
URBAN AIRCRAFT
HYBRID ELECTRIC VEHICLES

Source

**This image is of the XTS210 engine prototype which is currently in development.*

Some of the world's most demanding customers are already supporting LiquidPiston: With multiple SBIR and OTA contracts awarded, development programs with DARPA, the US Army and US Air Force, and completed funded feasibility programs, the company is supported by $65 million in government contracts and $50M+ in investments. LiquidPiston is advancing toward expanded development and commercialization following recent military contract awards.


Here's what we've built since our last raise in 2024:
$35M USAF STRATFI
Contract to expand into hybrid power systems and eVTOL
Army SBIR CATALYST
Program advancing engine toward field demonstration
New HQ
Expanded headquarters and doubled testing capacity
Unmanned Aerial Systems (UAS)
Significant progress in hybrid propulsion

Traction since our last raise in 2024:

- $35M USAF STRATFI Contract to expand into hybrid power systems and eVTOL.
- Army SBIR CATALYST Program advancing engine toward field demonstration with the potential to provide up to $7M in matching non-dilutive government R&D funding.*
- New HQ Expanded headquarters and doubled testing capacity.
- Significant progress in hybrid propulsion for Unmanned Aerial Systems (UAS) and hybrid/ smart portable generators.
- Development of a 10kW micro-grid capable portable generator that's 67% smaller and lighter than currently-fielded power units.

**Army SBIR Catalyst program can match up to $7M in SBIR funding, contingent on ~$3.5M in private investment (this Reg CF) and ~$3.5M in committed Army transition partner (non-SBIR) funding, along with an integration partner to support integration and fielding of a field demonstration. There is no guarantee the Company will be able to secure funding from either a non-SBIR Army partner or the Army SBIR CATALYST program. Read more about how the Army Catalyst Program works here.*

LiquidPiston believes this is an inflection point for their technology, as they turn their sights toward commercial adoption and broader market penetration.

WHY INVEST

$50M Raised Across 6 Prior Funding Rounds

Now, for the first time in over a year, investors have another opportunity to back the company that's been backed by the US Army and US Air Force. You can invest in and be a part of the next evolution in power technology that's modernizing the traditional engine for a new era.


A PROVEN TRACK RECORD
$65M
in government contracts
$50M+
in investments
110+
Patents
Nearly
20K+
Investors
Development programs with
U.S. ARMY
U.S. AIR FORCE
Support from
U.S. Department of War

Between 7 PhDs, 110+ patents, almost 20k investors, and support from the US Department of War, this breakthrough in power technology is ready for its next phase.

With its new engine technology, LiquidPiston is looking to open up possibilities for multi-fuel engines and hybrid power/propulsion systems to innovate across multiple markets.


INVEST IN AND BE A PART OF
THE NEXT EVOLUTION IN
POWER TECHNOLOGY
LIQUIDPISTON

ABOUT

HEADQUARTERS

1292a Blue Hills Avenue
Bloomfield, CT 06002

WEBSITE

View Site

Founded by a visionary father and son duo, LiquidPiston is disrupting the 100+ year internal combustion engine industry with a patented rotary engine designed for defense, aerospace, and industrial markets. With crowdfunding support, millions in government contracts, and 110+ patents protecting their platform, they're inviting investors to join the next generation of power innovation.

TERMS

LiquidPiston

Overview

PRICE PER SHARE
$13.50

VALUATION
$297.35M

DEADLINE *
Jun. 16, 2026 at 6:59 AM UTC

FUNDING GOAL *
$1M - $5M

Breakdown

MIN INVESTMENT *
$1,012.50

OFFERING TYPE
Equity

MAX INVESTMENT *
$4,999,981.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
74,073

MAX NUMBER OF SHARES OFFERED
370,369

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$37,686,528	$33,298,412
Cash & Cash Equivalents	$30,153,080	$25,436,722
Accounts Receivable	$619,261	$1,094,165
Short-Term Debt	$7,119,550	$5,982,987
Long-Term Debt	$157,606	$265,651
Revenue & Sales	$10,688,298	$9,182,407
Costs of Goods Sold	$7,488,342	$7,069,226
Taxes Paid	$0	$0
Net Income	-$1,292,081	-$1,524,066

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. Maximum Bonus shares contain a cap. See Bonus info below.*

Investment Incentives & Bonuses*

<u>Time-Based Perks</u>

Early Bird: Receive 15% bonus shares when you invest within the first 72 hours of launch

First Week Bonus: Receive 10% bonus shares when you invest within the first 7 days of launch

First Two Weeks Bonus: Receive 5% bonus shares when you invest within the first 14 days of launch

<u>Amount-Based Perks</u>

Tier 1 | $2,000

Invest $2,000+ and receive LPI branded shirt

Tier 2 | $5,000+

Invest $5,000+ and receive LPI branded shirt & 5% bonus shares

Tier 3 | $10,000+

Invest $10,000+ and receive LPI branded t-shirt & 10% bonus shares

Tier 4 | $25,000+

Invest $25,000+ and receive LPI branded t-shirt & 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

LiquidPiston will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $13.50 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $1,350.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus, subject to the cap as outlined below.

<u>Maximum Bonus Share Cap</u>

The maximum number of shares offered in this offering may be increased as a result of bonus shares issued pursuant to the incentive programs described below.

Bonus shares offered by the Company (i.e., time-based and amount-based and Venture Club bonuses combined) are capped at a maximum of 15% of the shares purchased in a single investment.

REWARDS

15% Bonus Share Cap

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$2,000
Tier 1
Invest $2,000+ and receive LPI branded shirt
Select

$5,000
Tier 2
Invest $5,000+ and receive LPI branded shirt & 5% bonus shares
Select

$10,000
Tier 3
Invest $10,000+ and receive LPI branded t-shirt & 10% bonus shares
Select

$25,000
Tier 4
Invest $25,000+ and receive LPI branded t-shirt & 15% bonus shares
Select

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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LiquidPiston

THE OPPORTUNITY | THE PROBLEM | THE SOLUTION | THE MARKET | OUR TRACTION | TEAM | PERKS | Invest Now

DISRUPTING A 100+ YEAR INDUSTRY. BUILT FOR A $400B+ MARKET.

Join the next generation of power innovation with LiquidPiston.

A multi-fuel engine designed for defense, aerospace, and industrial markets

$50M+ raised from almost 20,000 investors

Millions in government contracts from the US Army and US Air Force

Invest In LiquidPiston

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



REASONS TO INVEST

$50M+ RAISED
Raised from almost 20,000 Investors.

$65M+
in U.S. Department of Defense contracts.

$400B+ MARKET
Designed for defense, aerospace, and industrial power systems.

THE OPPORTUNITY

HELP UNLOCK UP TO $7M ARMY CATALYST MATCH FUNDING

Every $1 invested can help unlock up to $3 of non-dilutive Army funding.

Up to $3.5M of this raise can be matched by up to $7M in Army SBIR funding through the Army CATALYST program if the Company can acquire $3.5M in funding from a non-SBIR Army Transition Partner.*

One of the first 9 companies to ever be accepted into the new Army CATALYST program

CATALYST does not support speculative R&D, rather a focused government program to deliver field-ready technology

Protected by 110+ patents

This Reg CF will help us towards our government SBIR match goal

**There is no guarantee the Company will be able to secure funding from either a non-SBIR Army partner or the Army SBIR CATALYST program. However, the Company believes the Army Transition Partner (i.e. to support Army Next Generation Command and Control), may recognize this as a highly leveraged opportunity to help resolve a signature need established by the Army.*



Artist rendering of 10kW Auxiliary Power Unit for next generation mobile command and control

THE PROBLEM

THE ENGINE HASN'T CHANGED IN OVER A CENTURY. UNTIL NOW.

Traditional engines are heavy, inefficient, and complex. Demand is increasing for efficient power delivered in a compact package.

EMERGING TECHNOLOGIES CAN'T RELY ON LEGACY POWER SYSTEMS ANYMORE.

HYBRID ELECTRIC VEHICLES



URBAN AIRCRAFT



DRONES



Invest In LiquidPiston

THE SOLUTION



THE SOLUTION

OUR PATENTED ROTARY ENGINE

The patented X-Engine solves the many challenges of the old Wankel rotary, including cooling, sealing, lubrication, emissions and efficiency. We are creating advanced power systems for the next generation of mobility.

- 2 Primary Moving Parts
- Higher power density and efficiency ideal for defense, aerospace, and industrial markets
- Proven multi-fuel capability to help power the energy transition to low- and no-carbon fuels
- Able to run on diesel, jet fuel, biofuels, propane, and hydrogen
- Ramping up for industrialization and scale for commercialization and licensing

THE MARKET

$400B+ INTERNAL COMBUSTION ENGINE MARKET

With a focus on defense, aerospace, and industrial power systems, we are currently expanding our licensing across all of those markets. Ultimately this technology could have applications in marine, UAV, urban mobility, and automotive markets as well.

Invest In LiquidPiston

LEARN HOW LIQUIDPISTON AIMS TO REVOLUTIONIZE THE ENGINE INDUSTRY

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OUR TRACTION

BACKED BY $115M+ IN CAPITAL & CONTRACTS

With multiple SBIR and OTA contracts awarded, development programs with DARPA, the US Army and US Air Force, and completed funded feasibility programs, the company is supported by $65 million in government contracts and $50M+ in investments.

We're modernizing the traditional engine for a new era. Invest and be a part of the next evolution in power technology, today.

SINCE OUR LAST RAISE:

- $35M USAF STRATFI Contract to expand into hybrid power systems and eVTOL.
- Army SBIR CATALYST Program advancing the power solution for mobility (auxiliary power for next generation command and control)
- Expanding to a new company headquarters to double our testing and R&D Capability
- Successful demonstrations of a hybrid propulsion system for electric vertical takeoff and landing (eVTOL) Unmanned Aerial Systems (UAS)
- Development of a 10kW micro-grid capable portable generator that's 67% smaller and lighter than currently-fielded and heavy-fueled power units

MEET THE TEAM









ALEXANDER SHKOLNIK
Co-Founder & CEO

- PhD in Computer Science / Artificial Intelligence from MIT
- 70+ patents; 30 conference and journal papers
- PI on $20M in government R&D programs
- Technical focus on leading teams in modeling dynamic systems, optimization & controls

NIKOLAY SHKOLNIK
Co-Founder & CTO

- PhD in Physics from University of Connecticut (UConn)
- Former Clean Energy Program Director, GEN3
- Motorola award for Creativity
- 80+ patents: engines, fuel cells, super capacitors, and other fields
- TRIZ specialist

PER SUNEBY
SVP of Corporate Development and Board Director

- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned Cleantech startup executive
- Former Venture Capital Executive in Residence
- New England Clean Energy Fellow

VICENZO PERRONE
VP of Engineering

- Mechanical Engineering, Sapienza U
- Extensive experience in engine devel
- Experience in business operations wi firms including Inveco, Deutz Fahr an

PERKS

INVESTMENT INCENTIVE AND BONUSES

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

TIME-BASED PERKS

EARLY BIRD BONUS
Receive **15% bonus shares** when you invest within the first **72 hours of launch**
Invest Now

FIRST WEEK BONUS
Receive **10% bonus shares** when you invest within the **first 7 days of launch**
Invest Now

FIRST TWO WEEKS BONUS
Receive **5% bonus shares** when you invest within the **first 14 days of launch**
Invest Now

AMOUNT-BASED PERKS

TIER 1 | $2,000
Invest $2,000+ and receive LPI branded shirt
Invest Now

TIER 2 | $5,000+
Invest $5,000+ and receive LPI branded shirt & **5% bonus shares**
Invest Now

TIER 3 | $10,000+
Invest $10,000+ and receive LPI branded t-shirt & **10% bonus shares**
Invest Now

TIER 4 | $25,000+
Invest $25,000+ and receive LPI branded t-shirt & **15% bonus shares**
Invest Now

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.
Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LiquidPiston will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.
This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $13.50/share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $1,350.00 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.
This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.
Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Liquid Piston Terms

Liquid Piston Terms

Overview

$13.50	$297.35M	June 23, 2026	$1M - $5M
SHARE PRICE	VALUATION	DEADLINE	FUNDING GOAL

Breakdown

$1012.50	$4,999,981.50	Common Stock	Equity
MIN INVESTMENT	MAX INVESTMENT	SHARES OFFERED	OFFERING TYPE
74,074	370,370		
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED		

LiquidPiston

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Invest In LiquidPiston

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The X engine from LiquidPiston represents a quantum leap in combustion technology, but this technological advancement didn't happen overnight.

The development of the X-mini multi-fuel rotary engine represents the work of dozens of members on the LiquidPiston team, and spanned well over a year.

From multiple design iterations created using state-of-the-art CAD software, to the various design mules used as operating prototypes to refine the engine to its present state, the X-mini is now taking on the next challenge in power for propulsion.

Flight Based on the company's patented HE/HC thermodynamic cycle, the X-mini features an exceptionally high-powered density of up to 1.5 horsepower per pound and with only two primary moving parts.

It's comprised of 10x fewer parts compared to a piston engine, making it extremely quiet, reliable, and fuel efficient.

Offering unmatched fuel capabilities, the X-mini is compatible with multiple types of fuel, including jet A or JPA fuels, making it the leader in cross-platform accommodation.

It is truly power reimagined.

Following the success of our prototype and to demonstrate the outstanding flight capabilities of the X-mini, it was time to prove the engine in the air.

Running on jet A fuel similar to JPA, the X-mini successfully completed both ground testing and flight testing.

Currently, the propulsion system is set up in a parallel electric hybrid configuration.

Here, an electric motor works in combination with a combustion engine to provide an added boost in power during takeoff.

Eventually, the system will be adapted so the electric motor will operate as a generator in flight, charging onboard batteries to enable VTOL operation.

Liquid piston is developed to patent pending technology to rapidly start its engine on jet fuel.

The parallel hybrid configuration, coupled with rapid engine start capability, allows for new modes of UAV operation, including the in-flight switch over to quiet cruising mode using electric propulsion.

Here, we remotely shut off the combustion engine.

The aircraft is now powered solely by the electric motor in quiet cruise mode.

Once the vehicle completes the stealth part of its mission, the engine is turned back on and the vehicle can recharge its batteries and return home.

This quiet electric cruise with in-flight engine restart capability is a unique function of the liquid piston hybrid X-engine platform.

It's not currently fielded by the Army, but it's ideal for supporting the propulsion requirements for future unmanned tactical aerial systems.

Really piston, power reimagined.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EX1U-2A CHARTER 2 liquid_-ex0203.htm CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Exhibit 2.3

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LIQUIDPISTON, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2022, AT 9:40 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3817202 8100
SR# 20220944935

Authentication: 202909200
Date: 03-14-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:40 PM 03/0912022
FILED 09:40 PM 03109/2022
SR 20220944935 - File Number 3817202

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LIQUIDPISTON, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

LiquidPiston, Inc. (the **"Corporation"),** a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the **"General Corporation Law"),**

DOES HERBY CERTIFY:

1. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation, declaring said amendments to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the first sentence of Article FOURTH of the Amended and Restated Certificate of Incorporation be amended and restated in its entirety to read as follows:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,000,000 shares of Common Stock, $0.0001 par value per share **("Common Stock")** and (ii) 200,000 shares of Preferred Stock, $0.0001 par value per share **("Preferred Stock").** Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the **"Effective Time"),** every one (1) share of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be split into ten (10) shares of Common Stock, without any further action by the holders of such shares (the **"Stock" Split").** The Stock Split will be effected on a certificate-by-certificate basis. The Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Stock Split in accordance with this Certificate of Incorporation."

RESOLVED, that Article FOURTH, Section B.1. of the Amended and Restated Certificate of Incorporation be amended and restated in its entirety to read as follows:

"The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. 87,752 shares of the authorized and unissued Preferred Stock of the Corporation have been designated **"Series Seed-1 Preferred Stock"** with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock, and the number of shares constituting any such series and the designation thereof. Subject to compliance with applicable protective voting rights that have been or may be granted to the Preferred Stock or series thereof in a Certificates of Designation or this Certificate of Incorporation ("Protective Provisions"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions (including, without limitation, inclusion in provisions with respect to payment of dividends, liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent) of any such additional series may be subordinated to, pan passu with, or senior to any of those of any present or nature class or series of Preferred Stock or Common Stock. Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issuance of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The **"Series Seed-1 Original Issue Price"** shall mean $12.07 per share, subject to appropriate adjustment in **the event of any** stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock.

The **"Applicable Original Issue Price"** shall mean the Series Seed-I Original Issue Price, in the case of the Series Seed-I Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth."

RESOLVED, that Article FOURTH, Section B.4.1 .I . of the Amended and Restated Certificate of Incorporation be amended and restated in its entirety to read as follows:

"4.4.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) of such series of Preferred Stock in effect at the time of conversion. The **"Series Seed-1 Conversion Price"** shall be equal to $1.207, after taking into account the effect of the Stock Split. The Series Seed-1 Conversion Price is sometimes referred to herein as an **"Applicable Conversion Price."** Each Applicable Conversion Price, and the rate at which shares of each series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

3. That the foregoing amendments were approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporation Law.

4. That this Certificate of Amendment to Amended and Restated Certificate of Incorporation, which amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 9th day of March, 2022.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Name: Alexander Shkolnik
Title: President